盛德律師事務所
SIDLEY AUSTIN BROWN & WOOD

BEIJING
BRUSSELS
CHICAGO
DALLAS
GENEVA
HONG KONG
LONDON

39TH FLOOR
TWO INTERNATIONAL FINANCE CENTER
8 FINANCE STREET
CENTRAL, HONG KONG
TELEPHONE (852) 2509-7888
FACSIMILE (852) 2509-3110
www.sidley.com

FOUNDED 1866

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, D.C

WRITER'S DIRECT NUMBER
(852) 2509-7886

WRITER'S E-MAIL ADDRESS
carrie.li@sidley.com

Our Ref: 22277-00002

November 9, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find three announcements, a press release, a notice of adjourned extraordinary general meeting and a form of proxy which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

dlo 11/15

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited

(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

November 9, 2004

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

CLARIFICATION ANNOUNCEMENT

The Board refers to the announcements dated 20 October 2004 and 1 November 2004.

The board of directors of China Oilfield Services Limited (the "**Company**") refers to the Company's announcements dated 20 October 2004 (the "**Announcement**") and 1 November 2004 (the "**Clarification Announcement**"). Terms defined in the Announcement shall have the same meanings when used herein. It was stated in the Clarification Announcement that with respect to the credibility of commercial banks in the PRC vis-a-vis that of CNOOC Finance Corporation Limited, CNOOC Group was rated A2 by Moody's and BBB+ by The Standard & Poor's.

The Company would like to clarify that the credit ratings as mentioned in the Clarification Announcement were for CNOOC and CNOOC Limited. CNOOC Finance Corporation Limited was not assigned any credit rating by any rating agency.

As at the date of this announcement, the Board comprises seven members: Messrs. Yuan Guangyu and Wu Mengfei as executive directors; Messrs. Fu Chengyu and Wang Zhongan as non-executive directors; and Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang as independent non-executive directors.

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Hong Kong, 4 November, 2004

COSL
CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

Results of the Extraordinary General Meeting
Adjourned Extraordinary General Meeting

China Oilfield Services Limited (the "**Company**") held its Extraordinary General Meeting ("**EGM**") on 5 November 2004 (Friday) at Multi-function Conference Room, 3/F, CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing, China. Terms used but not defined herein have their respective meanings as defined in the circular of the Company dated 21 October 2004 ("**Circular**").

Agenda of the EGM

The three original agenda items for the EGM are as follows:

(i) Consider and approve the proposed distribution of 2004 special interim dividend by an ordinary resolution.

(ii) Consider and approve the proposed amendments to the articles of association of the Company and the authorization to the Board to file those amendments with the relevant departments of the People's Republic of China upon approval by a special resolution.

(iii) Consider and approve the resolution regarding the cap amount of connected transactions for 1 January 2005 until 31 December 2007.

Attendance at the EGM

The Company has issued 3,995,320,000 shares ("**Shares**"), of which 2,460,468,000 are domestic shares ("**Domestic Shares**") and 1,534,852,000 are overseas listed foreign shares ("**H Shares**").

Holders of 497,392,000 H Shares attended the EGM either in person or by proxy, representing 32.41% of the total issued H Shares, or 12.45% of the total issued Shares .

CNOOC holding 2,460,468,000 Domestic Shares attended the EGM, representing 100% of the total issued Domestic Shares, or 61.58% of the total issued Shares.

Mr. Wu Mengfei, Director, with authorisation of the Board, presided the meeting.

Results of the EGM

All the shareholders of the Company are entitled to vote for or against resolutions (i) and (ii) below. CNOOC is a connected person and was required to abstain from voting in respect of resolution (iii) below. All the holders of H Shares are entitled to vote for or against resolution (iii) below. Other than CNOOC in respect of resolution (iii) below, no shareholders of the Company have stated their intention in the Circular to vote against the relevant resolution or to abstain.

(i) The proposed distribution of 2004 special interim dividend was approved by an ordinary resolution by the shareholders of the Company present or by proxy at the EGM by way of poll (affirmative votes of the resolution: 2,957,860,000 Shares, representing 100 % of the total number of Shares carrying voting rights of the shareholders in person or by proxy at the EGM; objected vote: 0 Share, representing 0 % of the total number of Shares carrying voting rights of the shareholders in person or by proxy at the EGM; and abstained vote: 0 Share, representing 0% of the total number of Shares carrying voting rights of the shareholders in person or by proxy at the EGM).

(ii) The proposed amendments to the articles of association of the Company and the authorization to the Board to file those amendments with the relevant departments of the People's Republic of China upon approval were approved by a special resolution by the shareholders of the Company present or by proxy at the EGM by way of poll (affirmative votes of the resolution: 2,935,490,200 Shares, representing 99.24 % of the total number of Shares carrying voting rights of the shareholders in person or by proxy at the EGM; objected vote: 0 Share, representing 0 % of the total number of Shares carrying voting rights of the shareholders in person or by proxy at the EGM and abstained votes: 22,369,800 Shares, representing 0.76 % of the total number of Shares carrying voting rights of the shareholders in person or by proxy at the EGM).

(iii) CNOOC is a connected person and is required to abstain from voting at the EGM in respect of the Agreement and the Non-Exempt Continuing Connected Transactions and CNOOC is not counted as part of the quorum in respect of the resolution of the Agreement and the Non-Exempt Continuing Connected Transactions. As the holders of H Shares in attendance either in person or by proxy at the EGM only represented 497,392,000 H Shares, or 32.41% of the total issued H Shares, namely less than 50% of the H Shares carrying voting rights in respect of the Agreement and the Non-Exempt Continuing Connected Transactions, pursuant to the articles of association of the Company, quorum was not formed. In accordance with the relevant PRC laws and regulations and the articles of association of the Company, the Chairman of the EGM proposed, and the Board has agreed, an adjourned extraordinary general meeting be held to re-consider the Agreement and the Non-Exempt Continuing Connected Transactions after publication of this announcement to inform the shareholders of the Company.

Ernst & Young, the auditors of the Company, acted as scrutineer for the vote-taking.

Adjourned Extraordinary General Meeting ("Adjourned EGM")

The Adjourned EGM will be held at Multi-function Conference Room, 3/F, CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing, China on 29 November 2004 (Monday), at 4:00 p.m. for the purpose of considering and, if thought fit, approving the Agreement and the Non-Exempt Continuing Connected Transactions pursuant to the Listing Rules. Details of the Agreement and the Non-Exempt Continuing Connected Transactions are set out in the Circular. A form of proxy for use at the Adjourned EGM will be posted to the shareholders of the Company as soon as practicable. Whether or not the shareholders are able to attend the Adjourned EGM in person, the shareholders are requested to complete and return the proxy in accordance with the instructions printed thereon, to Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible but in any event no later than 24 hours before the time appointed for the holding of the Adjourned EGM. Completion and return of the proxy will not preclude the shareholders from attending and voting in person at the Adjourned EGM should the shareholders so wish.

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Hong Kong, 8 November 2004

As at the date of this announcement, the Board comprises seven members, Messrs. Yuan Guangyu and Wu Mengfei as executive directors; Messrs. Fu Chengyu and Wang Zhongan as non-executive directors; and Messrs. Andrew Y. Yan, Gordon C. K. Kwong and Simon X. Jiang as independent non-executive directors.

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

Notice of the Adjourned EGM

An adjourned Extraordinary General Meeting ("**EGM**") of China Oilfield Services Limited (the "**Company**") will be held on 29 November 2004 (Monday) at 4:00 p.m. at Multi-function Conference Room, 3/F., CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing, China to consider and approve the resolutions regarding the Agreement and the Non-Exempt Continuing Connected Transactions.

Notes:

1. Holders of the Company's overseas listed invested shares (in the form of H Shares) whose names appear on the Company's Register of Members maintained by Computershare Hong Kong Investor Services Limited on 28 October 2004 are entitled to attend and vote at the EGM. Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, China National Offshore Oil Corporation is required to abstain from voting in respect of the resolutions of the Agreement and the Non-Exempt Continuing Connected Transactions.

2. Shareholder of the Company who has the right to attend and vote at the meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. Where a shareholder has appointed more than one proxy to attend the EGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, no less than 24 hours before the time appointed for the holding of the EGM in order for such documents to be valid.

3. Shareholders or their proxies must present proofs of their identities upon attending the EGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, copies of appointing instrument and power of attorney, if applicable.

4. The EGM is expected to last not more than one day. Shareholders or proxies attending the EGM are responsible for their own transportation and accommodation expenses.

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

Announcement

COSL hereby announces selected unaudited key operational statistics of the Company for the nine months ended 30 September 2004. The comparative statistics for the corresponding period of 2003 ended are also disclosed in this announcement.

China Oilfield Services Limited and its subsidiaries ("COSL" or the "Company") is pleased to announce selected unaudited key operational statistics for the 9 months ended 30 September 2004, together with the comparative statistics for the same period of 2003 as follows

Drilling Activities	9 months 2004	9 months 2003	Change (%)
Wells Drilled (no. of jobs)	**182**	**141**	**29%**
Exploration Wells	47	48	-2%
Development Wells	135	93	45%
Operating Days (Day)	**3451**	**2549**	**35%**
Jackup Rigs	2666	2131	25%
Semi-submersibles	785	418	88%
Utilization Rates	**100%**	**85.6%**	
Jackup Rigs	100%	93.5%	
Semi-submersibles	100%	59.7%	
Well workover (team days)	**5253**	**4975**	**6%**

Well Services (no. of jobs)	9 months 2004	9 months 2003	Change (%)
Logging	464	303	53%
Drilling Fluids	237	137	73%
Directional Drilling	142	83	71%
Cementing	186	107	74%
Well Completion	781	434	80%

Marine Support and Transportation Services	9 months 2004	9 months 2003	Change (%)
Operating Days (Day)	**16043**	**13838**	**16%**
Standby Vessels	8326	6939	20%
AHTS Vessels	4741	3872	22%
PSV Vessels	1886	1761	7%
Utiility Vessels	1090	1266	-14%
Vessels Utilization Rates	**99.1%**	**96.3%**	
Standby Vessels	98.5%	96.6%	
AHTS Vessels	99.7%	93.3%	
PSV Vessels	99.8%	99.5%	
Utiility Vessels	99.5%	100.0%	

Geophysical Services	9 months 2004	9 months 2003	Change (%)
2D Seismic Data			
Data Collection (km)	35637	37414	-5%
Data Processing (km)	16889	10878	55%
3D Seismic Data			
Data Collection (km^2)	2681	1760	52%
Data Processing (km^2)	1970	1057	86%

The construction of the Company's new jack up rig, which is capable of drilling in water depths of up to 400 feet, has been commenced and the second-hand jack-up rig "COSL 931" the Company purchased in July 2004 has been sent to the shipyard for overhaul. "COSL 931" is expected to commence operation in November 2004.

Two new standby vessels were added to the Company's fleet in August and September 2004. During the first nine months ended 30 September 2004, a total of six new working vessels were delivered. As of 30 September 2004, the Company owns a fleet of 69 vessels (including 5 oil tankers). Three more new vessels are expected to be delivered in the fourth quarter of 2004.

In August 2004, the Company was awarded a five-year well services contract worth US$30 million. Pursuant to the contract, the company will use its submersible electronic pump to provide well services in Indonesia.

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Beijing, 8 November 2004

[For immediate release]

COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

COSL Announces Unaudited Operational Performance for the First Nine Months in 2004

[8 November 2004 – Hong Kong] China Oilfield Services Limited ("COSL" or the "Company"; stock code: 2883), the leading oilfield services provider in the offshore China market, announced today its unaudited key operational statistics for the nine months ended 30 September 2004.

During the period under review, the Company achieved strong operating growth in its all four business segments.

For the nine months ended 30 September 2004, the total number of wells drilled increased by 29% to 182, of which 135 were development wells and 47 were exploration wells. The Company's jack-up drilling rigs operated for a total of 2,666 days for the nine months ended 30 September 2004, an increase of 535 days or 25% as compared to the corresponding period of 2003, and its semi-submersibles operated for a total of 785 days, an increase of 88% as compared to the corresponding period of 2003. Average utilization rate of the rigs for the nine months ended 30 September 2004 reached 100%.

The Company's well services recorded remarkable growth for the nine months ended 30 September 2004. Number of jobs for logging increased by 53% to 464 wells. The number of wells for which the Company provided drilling fluids services, directional drilling services, cementing services and well completion services surged 73%, 71% , 74% and 80% , respectively.

As for the marine support and transportation services front, the Company's marine support vessels attained an average utilization rate of 99.1% for the nine months ended 30 September 2004, as compared to 96.3% in the same period of 2003. The Company's marine support vessels operated for a total of 16,043 days, an increase of 2,205 days or 16% as compared to the same period of 2003.

COSL's geophysical services consist mainly of the collection and processing of 2D and 3D seismic data. For the nine months ended 30 September 2004, the Company's collection of 3D seismic data increased by 52% to 2,681 km^2 while collection of 2D seismic data decreased slightly by 5% to 35,637 km. The Company also achieved an impressive increase of 55% and 86% in the processing of 2D seismic data and 3D seismic data, respectively.

The shipyard construction of the new 400 feet jack up rig has been commenced while the second-hand jack-up rig "COSL 931" purchased in July 2004 has been sent to the shipyard for overhaul. "COSL 931" is expected to commence operation in November 2004.

Two new standby vessels were added to the Company's fleet in August and September 2004. During the first nine months of 2004, a total of six new working vessels have been delivered. As of 30 September 2004, the Company owns a fleet of 69 vessels (including 5 oil tankers). Three more new vessels are expected to be delivered in the fourth quarter of 2004.

In August 2004, the Company was awarded a bid of submersible electronic pump in Indonesia. The total amount of this five-year well services contract exceeds US$30 million.

Commenting on the Company's future strategy, Mr. Yuan Guangyu, CEO and President of COSL, said, "Looking ahead, leveraging on our robust fleet capacity, prominent operational efficiency, extensive business network and unrivalled competitiveness, we are confident of capturing immense market potential brought forth by increasing exploration and development activities in offshore China. COSL is committed to further enhancing its capacity and implementing effective business strategies, for creating profitable returns to our shareholders"

Drilling Activities	**9 months 2004**	**9 months 2003**	**Change (%)**
Wells Drilled (no. of jobs)	**182**	**141**	**29%**
Exploration Wells	47	48	-2%
Development Wells	135	93	45%
Operating Days (Day)	**3451**	**2549**	**35%**
Jackup Rigs	2666	2131	25%
Semi-submersibles	785	418	88%
Utilization Rates	**100%**	**85.6%**	
Jackup Rigs	100%	93.5%	
Semi-submersibles	100%	59.7%	
Well workover (team days)	**5253**	**4975**	**6%**

Well Services (no. of jobs)	9 months 2004	9 months 2003	Change (%)
Logging	464	303	53%
Drilling Fluids	237	137	73%
Directional Drilling	142	83	71%
Cementing	186	107	74%
Well Completion	781	434	80%

Marine Support and Transportation Services	9 months 2004	9 months 2003	Change (%)
Operating Days (Day)	**16043**	**13838**	**16%**
Standby Vessels	8326	6939	20%
AHTS Vessels	4741	3872	22%
PSV Vessels	1886	1761	7%
Utility Vessels	1090	1266	-14%
Vessels Utilization Rates	**99.1%**	**96.3%**	
Standby Vessels	98.5%	96.6%	
AHTS Vessels	99.7%	93.3%	
PSV Vessels	99.8%	99.5%	
Utility Vessels	99.5%	100.0%	

Geophysical Services	9 months 2004	9 months 2003	Change (%)
2D Seismic Data			
Data Collection (km)	35637	37414	-5%
Data Processing (km)	16889	10878	55%
3D Seismic Data			
Data Collection (km^2)	2681	1760	52%
Data Processing (km^2)	1970	1057	86%

- End -

Background Information about the Company

China Oilfield Services Limited ("COSL") is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production, including drilling, well services, marine support and transportation and geophysical services. COSL has been listed on the Main Board of the Hong Kong Stock Exchange since November 20, 2002.

COSL owns 13 drilling rigs including 10 jack-ups and 3 semi-submersibles and operates one leased jack-up rig. It offers well services that include logging, drilling fluids, cementing, directional drilling and other well services.

In addition, COSL owns and operates the largest and most diverse fleet of marine support vessels offshore China with over 69 offshore support vessels, and also owns and operates 5 oil tankers. Complementing its other oilfield services, COSL offers geophysical services for offshore oil and natural gas exploration projects, including offshore seismic data collection, marine surveying and data processing. These services are also offered in other regions, including parts of North and South America, the Middle East, offshore Africa and offshore Europe.

For further enquires, please contact:

Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR ASIA LTD
Natalie Tam/Antonia Au/ Katie Tsui
Tel: 2136 6182/ 6176/ 6955
Fax: 2136 6068
Email: katietsui@iprasia.com.hk

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

Notice of the Adjourned EGM

An adjourned Extraordinary General Meeting ("**EGM**") of China Oilfield Services Limited (the "**Company**") will be held on 29 November 2004 (Monday) at 4:00 p.m. at Multi-function Conference Room, 3/F., CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing, China to consider and approve the resolutions regarding the Agreement and the Non-Exempt Continuing Connected Transactions.

Notes:

1. Holders of the Company's overseas listed invested shares (in the form of H Shares) whose names appear on the Company's Register of Members maintained by Computershare Hong Kong Investor Services Limited on 28 October 2004 are entitled to attend and vote at the EGM. Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, China National Offshore Oil Corporation is required to abstain from voting in respect of the resolutions of the Agreement and the Non-Exempt Continuing Connected Transactions.

2. Shareholder of the Company who has the right to attend and vote at the meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. Where a shareholder has appointed more than one proxy to attend the EGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, at or before 4:00 p.m. 26 November 2004 (Friday) in order for such documents to be valid.

3. Shareholders or their proxies must present proofs of their identities upon attending the EGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, copies of appointing instrument and power of attorney, if applicable.

4. The EGM is expected to last no more than one day. Shareholders or proxies attending the EGM are responsible for their own transportation and accommodation expenses.

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

Proxy Form for Adjourned Extraordinary General Meeting

Number of H Shares related to this proxy form (note 1)

I/We (note 2) ______________________________

of (address) ______________________________

being the holder(s) of (note 1) ______________________________

H Share(s) of China Oilfield Services Limited ("COSL" or the "Company") now appoint (note 3) ______________________________

____

(I.D. No.: ______________ of (address) ______________________________

______________ /or failing him, the Chairman of the meeting as my (our) proxy to attend and vote for me (us) on the ordinary resolutions in accordance with the instruction(s) below and on my (our) behalf at the Adjourned Extraordinary General Meeting ("Adjourned EGM") to be held at 4:00 p.m. on 29 November, 2004 (Monday) at the Multi-function Conference Room, 3/F., CNOOC Plaza, No. 6, Dongzhimenwal Xiaojie, Beijing, China for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions or abstain at his own discretion (note 4).

By way of Ordinary Resolution To approve the cap amounts of connected transactions from January 1, 2005 until December 31, 2007 for the following six categories:	**For**	**Against**
1. Provision of offshore oilfield services by the Group (including COSL and its subsidiaries) to CNOOC Group		
2. Provision of offshore oilfield services by Magcobar, a joint venture 60% owned by COSL, to CNOOC Group		
3. Provision by CNOOC Group of materials, utilities, labor and ancillary support services to the Group		
4. Provision by CNOOC Group of materials, utilities, labor and ancillary support services to Magcobar		
5. Provision by CNOOC Group of office and production premises and related property management services to the Group (including Magcobar)		
6. Provision of depositary and transaction settlement services by CNOOC Finance Corporation Limited to the Group		

Date: ______________ Signature: ______________ (note 5)

Notes:

1. Please insert the number of H share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the H shares in the capital of the Company registered in your name(s).
2. Please insert full name(s) and address(es) in BLOCK LETTERS.
3. Please insert the name and address of your proxy. If this is left blank, the chairman of the Adjourned EGM will act as your proxy. One or more proxies, who do not have to be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.
4. Attention: If you wish to vote FOR any resolution, please indicate with a "✓" in the appropriate space under "For". If you wish to vote AGAINST any resolution, please indicate with a "✓" in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion.
5. This form of proxy must be signed under hand by you or your attorney duly authorized in writing. If the appointer is a corporation, this form must be signed under its common seal or under hand by any director or agent duly authorized by such corporation. If a person has been authorized to sign this form of proxy on behalf of an individual or corporate shareholder, the power of attorney or other document authorizing such person to sign this form of proxy must be notarized and together with this form delivered to Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, at or before 4:00 p.m., 26 November 2004 (Friday).

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

Reply Slip for Adjourned Extraordinary General Meeting

I/We ____

of (address) ____

telephone number: ______________________ and fax number: ______________________

being the holder(s) of ______________________ H Share(s) of China Oilfield Services Limited (the "Company") hereby confirm that I(We) wish to attend or appoint a proxy to attend (on my(our) behalf) the Adjourned Extraordinary General Meeting ("Adjourned EGM") to be held on 29 November 2004 Monday at 4:00 p.m. at Multi-function conference Room, 3/F., CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing, China.

Signature: ______________________

Date: ______________________

Note: Eligible shareholders who wish to attend the Adjourned EGM are advised to complete and return this reply slip to the Company at 65/F., Bank of China Tower, 1 Garden Road, Hong Kong by post or by facsimile (Fax number: (852) 2525 9322) as soon as possible. Failure to sign and return this slip, however, will not preclude an eligible shareholder from attending the Adjourned EGM.